United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
November 2010
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑     Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐     No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐     No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐     No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

TABLE OF CONTENTS:

Press Release
Signature Page

Vale: public offer to acquire common shares of Vale Fertilizantes
Rio de Janeiro, November 16 de 2010 — Vale S.A. (Vale) announces that its subsidiary Mineração Naque S.A. (offeror) registered with the Comissão de Valores Mobiliários (CVM) a public offer to acquire up to all remaining common shares of the free float of Vale Fertilizantes S.A. (Vale Fertilizantes).
The offering document (Edital) will be published on Thursday, November 18, 2010, and will be available on CVM website www.cvm.gov.br, BM&FBOVESPA website www.bmfbovespa.com.br, Vale’s website www.vale.com and Vale Fertilizantes’ website www.valefertilizantes.com.br, along with the other documents of the offer. The public offer auction will take place on Monday, December 20, 2010.
The purchase price of common shares of Vale Fertilizantes in the auction will be equivalent to US$ 12.0185, to be converted into Brazilian Reais, as disclosed in the offering document. The offer price corresponds to 100% of the price paid by the offeror for the common shares of the controlling group of Vale Fertilizantes, totaling US$ 3,269,308.43. Other terms and conditions of the public offer will be disclosed in the offering document.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Viktor Moszkowicz: viktor.moszkowicz@vale.com
Carla Albano Miller: carla.albano@vale.com
Andrea Gutman: andrea.gutman@vale.com
Fernando Frey: fernando.frey@vale.com
Marcio Loures Penna: marcio.penna@vale.com
Samantha Pons: samantha.pons@vale.com
Thomaz Freire: thomaz.freire@vale.com
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and Vale cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian and Canadian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore and nickel business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which Vale operates. For additional information on factors that could cause Vale’s actual results to differ from expectations reflected in forward-looking statements, please see Vale’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
Date: November 16, 2010	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations